UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SITIO ROYALTIES CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82983N108

(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82983N108	SCHEDULE 13D	Page 2 of 28

1	NAME OF REPORTING PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,431 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,431 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents deferred share units (“DSUs”) granted to OCM FIE, LLC (“FIE”) to the Sitio Royalties Corp. Long Term Incentive Plan (the "LTIP"). Each DSU represents a contingent right to receive one share of New Sitio Class A Common Stock (as defined below). The DSUs will vest in four equal quarterly installments over the one-year period following June 7, 2022, subject to the Reporting Person's continuous service through each such date. Following vesting, the shares of New Sitio Class A Common Stock underlying the DSUs will be delivered to the reporting person as soon as administratively practicable following the date that the Reporting Person's service relationship with the issuer is terminated for any reason. Pursuant to the policies of Oaktree Capital Management L.P. (“OCM LP”), directors of the Issuer who are affiliated with OCM LP hold these securities for the benefit of FIE. OCM LP is the managing member of FIE.

(2)	Percentage ownership calculated based on 74,347,005 shares of New Sitio Class A Common Stock outstanding as of December 29, 2022, as reported in the Issuer’s Form 8-K12B filed with the SEC on December 29, 2022.

CUSIP No. 82983N108	SCHEDULE 13D	Page 3 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,431 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,431 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of FIE.

CUSIP No. 82983N108	SCHEDULE 13D	Page 4 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,431 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,431 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 5 of 28

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,431 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,431 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 6 of 28

1	NAME OF REPORTING PERSON Source Energy Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 12,935,120 shares of Common Stock of the Issuer.
(2)

Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (f/k/a Snapper Merger Sub I, Inc., the “Issuer” or “New Sitio” and such stock, “New Sitio Class C Common Stock”), which together with common units representing limited partnership interests of Sitio Royalties Operating Partnership, LP (“Opco LP”, and such units, the “Sitio Opco Partnership Units”), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer (“New Sitio Class A Common Stock” and, together with New Sitio Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer's organizational documents and the Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Sitio Opco (“Sitio Opco LPA Amendment”).

(3)

Percentage ownership calculated based on the sum of (i) 74,347,005 shares of New Sitio Class A Common Stock outstanding as of December 29, 2022, as reported in the Issuer’s Form 8-K12B filed with the SEC on December 29, 2022, and (ii) the 12,935,120 shares of New Sitio Class A Common Stock issuable upon redemption of the Sitio Opco Partnership Units andcorresponding shares of New Sitio Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule13d-3(d)(3)(1)(i) under the Act.

CUSIP No. 82983N108	SCHEDULE 13D	Page 7 of 28

1	NAME OF REPORTING PERSON OCM Source Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Series A Units of Source Energy Partners, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 8 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM Source Holdings, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 9 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 10 of 28

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 11 of 28

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 82983N108	SCHEDULE 13D	Page 12 of 28

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 13 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 14 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class B units of Oaktree Capital Group, LLC and the Class B units of Atlas OCM Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 15 of 28

1	NAME OF REPORTING PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Oaktree Capital Group, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 16 of 28

1	NAME OF REPORTING PERSON Brookfield Asset Management ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Atlas OCM Holdings, LLC.

CUSIP No. 82983N108	SCHEDULE 13D	Page 17 of 28

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,945,551 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,945,551 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,551 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management Inc.).

CUSIP No. 82983N108	SCHEDULE 13D	Page 18 of 28

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “New Sitio Class A Common Stock”), of Sitio Royalties Corp., a Delaware corporation (f/k/a Snapper Merger Sub I, Inc., the “Issuer”). According to the Issuer, the address of its principal executive office is 1401 Lawrence Street, Suite 1750, Denver, CO 80202.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	OCM FIE, LLC, a Delaware limited liability company (“FIE”), in its capacity as the direct owner of 10,431 shares of Common Stock;
2.	Oaktree Capital Management L.P., a Delaware limited partnership (“OCMP LP”), in its capacity as the managing member of FIE;
3.	Oaktree Capital Management GP, LLC (“Management GP”), in its capacity as general partner of OCMP LP;
4.	Atlas OCM Holdings, LLC (“Atlas OCM”), in its capacity as sole managing member of Management GP;
5.	Source Energy Partners, LLC, a Delaware limited liability company (“Source Energy”), in its capacity as the direct owner of 12,935,120 shares of Common Stock;
6.	OCM Source Holdings, L.P., a Delaware limited partnership (“OCM Source”), in its capacity as the sole owner of Series A Units of Source Energy;
7.	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCM Source, in its capacity as such;
8.	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP;
9.	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;
10.	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;
11.	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;
12.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;
13.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG and the class B units of Atlas OCM, in its capacity as such;
14.	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and
15.	Brookfield Asset Management ULC, a British Columbia corporation (“Brookfield ULC”), in its capacity as the indirect owner of class A units of Atlas OCM, in its capacity as such;
16.	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82983N108	SCHEDULE 13D	Page 19 of 28

On December 9, 2022, Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, Brookfield's historical asset management business was transferred to Brookfield Asset Management ULC ("Brookfield ULC"). Following the Brookfield Arrangement, Brookfield ULC is deemed a beneficial owner of the shares directly or indirectly held by Atlas OCM Holdings, and accordingly, has been added as a reporting person in this Schedule 13D. Schedule A hereto sets forth the directors and officers of Brookfield ULC as of the date hereof. Brookfield is deemed a beneficial owner of the reported shares directly or indirectly held by OCG and Holdings, and as a result of its 75% interest in Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 12,935,120 shares of New Sitio Class C Common Stock and Sitio Opco Partnership Units, 10,431 shares of New Sitio Class A Common Stock and 73,646 Allocation Rights in connection with the transactions contemplated by the Agreement and Plan of Merger, dated September 6, 2022 (the “Merger Agreement”), among STR Sub Inc. (f/k/a Sitio Royalties Corp.) (“Former Sitio”), Brigham Minerals, Inc., a Delaware corporation (“Brigham”), Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Opco LLC”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Opco LP”), New Sitio, Snapper Merger Sub IV, Inc., a Delaware corporation (“Brigham Merger Sub”), Snapper Merger Sub V, Inc., a Delaware corporation (“Sitio Merger Sub”), and Snapper Merger Sub II, LLC, a Delaware limited liability company (“Opco Merger Sub LLC”). Pursuant to the Merger Agreement, each share of Class C Common Stock of Former Sitio issued and outstanding was converted into one share of Class C Common Stock of New Sitio and the Sitio Opco Partnership Units continued to be held by the Reporting Persons became redeemable for shares of New Sitio Class A Common Stock on a one-for-one basis.

Former Sitio previously granted restricted stock awards, consisting of shares of Former Sitio Class C Common Stock and Sitio Opco Partnership Units, to its executive officers in an amount equal to 0.5% of the number of shares received by the former holders of the limited liability company interests of DPM HoldCo, LLC (the “DPM Members”) (the “Stock Awards”). Former Sitio’s obligations under the Stock Awards were assigned to the Issuer in connection with the transactions contemplated by the Merger Agreement. Each restricted stock award will vest in equal installments on the first four anniversaries of the applicable date of grant, so long as the executive officer remains continuously employed by the Issuer through each vesting date. To the extent that a restricted stock award is forfeited, the shares of New Sitio Class C Common Stock and Sitio Opco Partnership Units subject to such forfeited award will be returned to the Issuer and the Issuer will re-issue to the DPM Members, on a one-for-one basis, shares of New Sitio Class C Common Stock and Sitio Opco Partnership Units, with Source Energy Partners, LLC entitled to receive its pro rata portion of any such shares re-issued.

The deferred share units (“DSUs”) granted pursuant to the Sitio Royalties Corp. Long Term Incentive Plan (the “LTIP”) vest in four equal quarterly installments over the one-year period following June 7, 2022, subject to the reporting person's continuous service through each such date. Each DSU represents a contingent right to receive one share of New Sitio Class A Common Stock. Following vesting, the shares of New Sitio Class A Common Stock underlying the DSUs will be delivered to the Reporting Person as soon as administratively practicable following the date that the Reporting Person's service relationship with the issuer is terminated for any reason.

Item 4. Purpose of Transaction.

Agreement and Plan of Merger

Effective December 29, 2022, Sitio Royalties Corp. (f/k/a Snapper Merger Sub I, Inc.) (the “Issuer” or “New Sitio”) completed the previously announced transactions contemplated by the Merger Agreement.

The Merger Agreement provides for, among other things, the acquisition of Brigham by Former Sitio in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into Brigham (the “Brigham Merger”), with Brigham surviving the Brigham Merger as a wholly owned subsidiary of New Sitio, (ii) the merger of Sitio Merger Sub with and into Former Sitio (the “Sitio Merger”), with Former Sitio surviving the Sitio Merger as a wholly owned subsidiary of New Sitio, and (iii) the merger of Opco Merger Sub LLC with and into Opco LLC (the “Opco Merger,” and, together with the Brigham Merger and the Sitio Merger, the “Mergers”), with Opco LLC surviving the Opco Merger as a wholly owned subsidiary of Opco LP, in each case on the terms set forth in the Merger Agreement. On December 29, 2022, the Sitio Merger and the Brigham Merger became effective concurrently (such time as the Sitio Merger and the Brigham Merger became effective, the “First Effective Time”), and the Opco Merger became effective immediately following the First Effective Time (such time as the Opco Merger became effective, the “Second Effective Time”).

CUSIP No. 82983N108	SCHEDULE 13D	Page 20 of 28

As a result of the Mergers, among other things:

(i) each share of Brigham’s Class A common stock, par value $0.01 per share (the “Brigham Class A Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than Excluded Company Shares (as defined in the Merger Agreement), which were cancelled without consideration) was converted into the right to receive 1.133 shares of New Sitio’s Class A common stock, par value $0.0001 per share (the “New Sitio Class A Common Stock”);

(ii) each share of Brigham’s Class B common stock, par value $0.01 per share (the “Brigham Class B Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than Excluded Company Shares (as defined in the Merger Agreement), which were cancelled without consideration, and Dissenting Shares (as defined in the Merger Agreement)) was converted into the right to receive 1.133 shares of New Sitio’s Class C common stock, par value $0.0001 per share (the “New Sitio Class C Common Stock”);

(iii) each share of Former Sitio’s Class A common stock, par value $0.0001 per share (the “Former Sitio Class A Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than Excluded Company Shares (as defined in the Merger Agreement), which were cancelled without consideration) was converted into the right to receive 1 share of New Sitio Class A Common Stock;

(iv) each share of Former Sitio’s Class C common stock, par value $0.0001 per share (the “Former Sitio Class C Common Stock”), issued and outstanding immediately prior to the First Effective Time (other than Excluded Company Shares (as defined in the Merger Agreement), which were cancelled without consideration, and Dissenting Shares (as defined in the Merger Agreement)) was converted into the right to receive 1 share of New Sitio Class C Common Stock;

(v) each warrant exercisable for Former Sitio Class A Common Stock issued and outstanding immediately prior to the First Effective Time was automatically converted to a warrant exercisable for New Sitio Class A Common Stock which the Former Sitio Class A Common Stock issuable upon exercise of such warrant immediately prior to the First Effective Time would have been entitled to receive in the Sitio Merger in accordance with the terms of such warrant; and

(vi) each unit in Opco LLC issued and outstanding immediately prior to the Second Effective Time was converted into the right to receive 1.133 common units representing limited partnership interests in Opco LP (the “Sitio Opco Partnership Units”).

On December 29, 2022, the Mergers were consummated in accordance with the Merger Agreement. Upon the consummation of the Mergers, Former Sitio changed its name from “Sitio Royalties Corp.” to “STR Sub Inc.” and New Sitio changed its name from “Snapper Merger Sub I, Inc.” to “Sitio Royalties Corp.”

CUSIP No. 82983N108	SCHEDULE 13D	Page 21 of 28

Registration Rights Agreement

At the closing of the Mergers (the “Closing”), New Sitio entered into a registration rights agreement (the “Registration Rights Agreement”) with certain holders of Opco LLC units as of immediately prior to the Closing (who now are holders of Opco LP units pursuant to the Mergers, the “RRA Parties”). The Registration Rights Agreement grants each RRA Party certain market registration rights with respect to its registrable securities, consisting of shares of New Sitio Class A Common Stock.

Amendment to the Second Amended and Restated Agreement of Limited Partnership of Opco LP

On June 7, 2022, the Issuer entered into the Second Amended and Restated Agreement of Limited Partnership of Opco LP (the “Sitio Opco LPA”). The Sitio Opco LPA provides that, subject to certain restrictions contained therein, each holder of Sitio Opco Partnership Units (other than the Issuer) generally has the right to cause Sitio Opco to redeem all or a portion of its Sitio Opco Partnership Units (the “Redemption Right”) in exchange for shares of Class A Common Stock on a one-for-one basis or, at Sitio Opco’s election, an equivalent amount of cash. In connection with any redemption of Sitio Opco Partnership Units pursuant to the Redemption Right, the corresponding number of shares of the Class C Common Stock would be cancelled.

In connection with the Closing, Sitio Royalties GP, LLC, a Delaware limited liability company and wholly owned subsidiary of Former Sitio, entered into an amendment (the “Sitio Opco LPA Amendment”) to the Sitio Opco LPA as the sole general partner of Opco LP. The Sitio Opco LPA Amendment provides that the references to Former Sitio in the Sitio Opco LPA is amended to refer to New Sitio, among other things.

The Sitio Opco LPA after giving effect to the Sitio Opco LPA Amendment also provides that, on the exercise by a limited partner of Opco LP to redeem Sitio Opco Partnership Units, Opco LP will be entitled to settle any such redemption by delivering to the redeeming limited partner, in lieu of shares of New Sitio Class A Common Stock, an amount of cash equal to: (a) other than in the case of clause (b), if the New Sitio Class A Common Stock trades on a securities exchange or automated or electronic quotation system, the product of (x) the number of shares of New Sitio Class A Common Stock that would have been received in such redemption and (y) the volume-weighted average price per share of New Sitio Class A Common Stock for the five consecutive full trading days immediately prior to the delivery of the notice of redemption; (b) if the redemption is in connection with an underwritten offering to the public equity securities of New Sitio pursuant to a registration statement, the product of (x) the number of shares of New Sitio Class A Common Stock that would have been received in such redemption and (y) the price per share of New Sitio Class A Common Stock sold in such public offering (reduced by the amount of any discount associated with such share of New Sitio Class A Common Stock); or (c) if the New Sitio Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, the product of (x) the number of shares of New Sitio Class A Common Stock that would have been received in such redemption and (y) the fair market value of one share of New Sitio Class A Common Stock as determined in good faith by the general partner of Opco LP.

General

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

Item 6 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 82983N108	SCHEDULE 13D	Page 22 of 28

The Reporting Person intends to communicate with the Issuer’s management and board of directors (the “Board”) about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Oaktree’s position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Agreement and Plan of Merger, Form of Registration Rights Agreement and Amendment to the Second Amended and Restated Agreement of Limited Partnership of Opco LP do not purport to be complete and are qualified in their entirety by reference to the full text of such respective agreement filed as an exhibit to this Schedule 13D and are incorporated herein by reference.

Item 5. Interests in Securities of the Issuer.

(a) and (b).

The percentages used in this Schedule 13D are calculated based on (i) 74,347,005 shares of Class A Common Stock outstanding as of December 29, 2022, as reported in the Issuer’s Form 8-K12B filed with the SEC on December 29, 2022, and (ii) the 87,282,125 shares of New Sitio Class A Common Stock issuable upon redemption of the Sitio Opco Partnership Units and corresponding shares of New Sitio Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

FIE directly holds 10,431 shares of Class A Common Stock and have the sole power to vote and dispose of such shares of common stock.

OCMP LP, in its capacity as the managing member of FIE, has the ability to direct the management of FIE’s business, including the power to direct the decisions of FIE regarding the vote and disposition of securities held by FIE; therefore OCMP LP may be deemed to beneficially own the Common Stock held by FIE;

Management GP, in its capacity as the general partner of OCMP LP, has the ability to direct the management of OCMP LP’s business, including the power to direct the decisions of OCMP LP regarding the vote and disposition of securities held by OCMP LP;

Atlas OCM, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by Management GP;

CUSIP No. 82983N108	SCHEDULE 13D	Page 23 of 28

Source Energy directly holds 12,935,120 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

OCM Source, in its capacity as the sole owner of Series A Units of Source Energy, has the ability to direct the management of Source Energy’s business, including the power to vote and dispose of securities held by Source Energy; therefore OCM Source may be deemed to beneficially own the shares of Common Stock held by Source Energy.

Fund GP, in its capacity as the general partner of OCM Source, has the ability to direct the management of OCM Source’s business, including the power to vote and dispose of securities held by OCM Source; therefore Fund GP may be deemed to beneficially own the Common Stock by Source Energy.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Source Energy. Therefore, GP I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Source Energy; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Source Energy; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Source Energy; therefore, OCG may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG and the class B units of Atlas OCM, has the ability to appoint and remove certain directors of OCG and Atlas OCM and, as such, may indirectly control the decisions of OCG and Atlas OCM regarding the vote and disposition of securities held by Source Energy; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

CUSIP No. 82983N108	SCHEDULE 13D	Page 24 of 28

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Source Energy; therefore Brookfield may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Brookfield ULC, in its capacity as the indirect owner of the Class A units held by Atlas OCM, has the ability to appoint and remove certain directors of Atlas OCM, and as such, may indirectly control the decisions of Atlas OCM regarding the vote and disposition of securities held by Atlas OCM; therefore Brookfield ULC may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by Source Energy; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Common Stock held by Source Energy.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Source Energy, that it is the beneficial owner of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Source Energy.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings. Brookfield ULC, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, Brookfield ULC may be deemed to have indirect beneficial ownership of the reported shares. In addition, as a result of ownership of 75% of the common shares of Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Brookfield is a party to a voting agreement, dated December 9, 2022, with Brookfield Asset Management Ltd. (which also owns 25% of the common shares of Brookfield ULC) (the “Manager”), pursuant to which the board of directors of Brookfield ULC is fixed at four directors and each of Brookfield and the Manager have the right to nominate one-half of such directors of Brookfield ULC and have agreed to vote their shares in favor of those four nominated directors.

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint one half of the board of directors of Brookfield and, as such may indirectly control the decisions of Brookfield regarding the voting and disposition of securities beneficially owned by Brookfield.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Agreement and Plan of Merger, the Form of Registration Rights Agreement and the Amendment to Second Amended and Restated Agreement of Limited Partnership. Copies of these agreements are attached as exhibits and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 82983N108	SCHEDULE 13D	Page 25 of 28

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Agreement and Plan of Merger, dated as of September 6, 2022, by and among Sitio Royalties Corp., Brigham Minerals, Inc., Brigham Minerals Holdings, LLC, Sitio Royalties Operating Partnership, LP, Snapper Merger Sub I, Inc., Snapper Merger Sub IV, Inc., Snapper Merger Sub V, Inc., and Snapper Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 of Sitio Royalties Corporation’s Current Report on Form 8-K12B filed with the SEC on December 29, 2022).

Exhibit C	Form of Registration Rights Agreement, dated December 29, 2022, between New Sitio, Former Sitio and certain holders of Opco LLC units (incorporated by reference to Exhibit 10.1 of Sitio Royalties Corporation’s Current Report on Form 8-K12B filed with the SEC on December 29, 2022).

Exhibit D	Amendment to Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of December 28, 2022 (incorporated by reference to Exhibit 10.4 of Sitio Royalties Corporation’s Current Report on Form 8-K12B filed with the SEC on December 29, 2022).

CUSIP No. 82983N108	SCHEDULE 13D	Page 26 of 28

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2023

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 82983N108	SCHEDULE 13D	Page 27 of 28

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 82983N108	SCHEDULE 13D	Page 28 of 28

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 12, 2023

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

OCM Source Holdings, L.P.

The general partner of OCM Source Holdings, L.P. is Oaktree Fund GP, LLC.

Source Energy Partners, LLC

The sole owner of Series A Units of Source Energy Partners, LLC is OCM Source Holdings, L.P.

Atlas OCM Holdings, LLC

The sole managing member of Atlas OCM Holdings, LLC is Oaktree Capital Management GP, LLC.

Oaktree Capital Management GP, LLC

The sole managing member of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Oaktree Capital Management L.P.

The general partner of Oaktree Capital Management L.P. is Oaktree Capital Management GP, LLC.

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Capital Management L.P.

Brookfield Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom
Lori Pearson, Managing Partner, Chief Operating Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Operating Officer, Brookfield Corporation	Canada
Sachin G. Shah, Managing Partner, Chief Executive Officer of Insurance Solutions	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Insurance Solutions	Canada

Brookfield Asset Management Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Carney, Director and Head of Transition Investing	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Chair of the Board and Head of Transition Investing	Canada
Justin B. Beber, Director, Managing Partner, Chief Administrative Officer and General Counsel	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Administrative Officer and General Counsel	Canada
Marcel R. Coutu, Lead Independent Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Olivia (Liv) Garfield, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive, Severn Trent PLC	United Kingdom
Nili Gilbert, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice-Chair, Carbon Direct LLC	U.S.A
Keith Johnson, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Managing Director, Sequoia Heritage	U.S.A
Diana Noble, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Founder, Krikos Partners	United Kingdom
Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian W. Kingston, Director, Managing Partner, Chief Executive Officer of Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer of Real Estate	Canada
Cyrus Madon, Director, Managing Partner, Chief Executive Officer of Private Equity	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity	Canada
Lori Pearson, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield Corporation	Canada
Samuel J.B. Pollock, Director, Managing Partner, Chief Executive Officer of Infrastructure	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Infrastructure	Canada
Bahir Manios, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	Canada
Connor Teskey, Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	Canada
Craig Noble Managing Partner, Chief Executive Officer of Alternative Investments	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Alternative Investments	Canada

BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield Asset Management	Canada